SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CADIZ, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127537207

(CUSIP Number)

Lampe, Conway & Co., LLC

680 Fifth Avenue – 12th Floor

New York, New York 10019-5429

Tel: 212.581.8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 127537207	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS LC Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,531,337
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,531,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 127537207	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS LC Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,531,337
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,531,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.05%
14	TYPE OF REPORTING PERSON (See Instructions) PN, HC

CUSIP No. 127537207	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS LC Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,531,337
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,531,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.05%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

CUSIP No. 127537207	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS LC Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,531,337
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,531,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 127537207	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Lampe, Conway & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,531,337
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,531,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.05%
14	TYPE OF REPORTING PERSON (See Instructions) OO, IA

CUSIP No. 127537207	SCHEDULE 13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Steven G. Lampe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,508
	8	SHARED VOTING POWER 4,531,337
	9	SOLE DISPOSITIVE POWER 145,508
	10	SHARED DISPOSITIVE POWER 4,531,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,676,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.95%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 127537207	SCHEDULE 13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Richard F. Conway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,531,337
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,531,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.05%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 127537207	SCHEDULE 13D	Page 9 of 15 Pages

This filing amends that certain initial Schedule 13D filed on October 28, 2010, as amended by Amendment No. 1 filed November 5, 2010 (collectively, the “Schedule 13D”), by the Reporting Persons (defined below).

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D Amendment relates is the common stock (the “Common Stock”), of Cadiz, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 550 S. Hope Street, Suite 2850, Los Angeles, CA 90071.

Item 2.	Identity and Background.

This Schedule 13D Amendment is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(a)	LC Capital Master Fund, Ltd. (the “Master Fund”)

LC Capital Partners, LP (“Partners”)

LC Capital Advisors LLC (“Advisors”)

LC Capital Offshore Fund Ltd. (“Offshore Fund”)

Lampe, Conway & Co., LLC (LC&C”)

Steven G. Lampe (“Steven Lampe”)

Richard F. Conway (“Richard Conway”)

Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, general partners, managing members or controlling person of the Reporting Persons (collectively, the “Covered Persons”), and the principal occupation and place of business, and citizenship of each Covered Person.

(b)	The principal business address of the Master Fund is:

Queensgate House

South Church Street

Georgetown, Grand Cayman

Cayman Islands

The principal business address of the Reporting Persons other than the Master Fund is c/o Lampe, Conway & Co., LLC, 680 Fifth Avenue – 12th Floor, New York, New York 10019.

(c)	The principal business of each of the Reporting Persons is:

Master Fund invests in securities;

Partners serves as a fund through which the assets of its partners will be utilized to invest in mispriced and undervalued securities;

Advisors provides financial and investment advisory services;

Offshore Fund is a pooled investment fund;

LC&C provides investment advice; and

Steven Lampe and Richard Conway provide investment management.

(d)(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any persons listed in Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 127537207	SCHEDULE 13D	Page 10 of 15 Pages

(e) The place of formation or citizenship, as applicable, of each Reporting Person is set forth below. The citizenship of each Covered Person is listed on Annex A hereto and incorporated by reference.

Master Fund is a Cayman Islands company.

Partners is a Delaware limited partnership.

Advisors is a Delaware limited liability company.

Offshore Fund is a Cayman Islands company.

LC&C is a Delaware limited liability company.

Steven Lampe is a citizen of the United States of America.

Richard Conway is a citizen of the United States of America.

Although this filing is being made jointly by the Reporting Persons, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

The securities of Issuer (the “Securities”) that are the subject of this filing were purchased for the purpose of investing in the Issuer.

Pursuant to the Amended and Restated Credit Agreement, dated 3/1/2013, by and among the Issuer, Cadiz Real Estate LLC, Master Fund, as administrative agent, and the lenders party thereto, and the Exchange Agreement dated 3/1/2013 (“Exchange Agreement”), by and among the Issuer, Master Fund and other parties thereto, Master Fund exchanged the accreted principal amounts of Issuer’s outstanding convertible term loan (“Convertible Term Loan”) under the Original Credit Agreement dated as of June 26, 2006, as amended (“Original Credit Agreement”), and outstanding non-convertible term loan under the Original Credit Agreement for $29,426,000 original principal amount of Issuer’s new 7.00% Convertible Notes Due 2018 (the “Convertible Bond”), issued pursuant to the terms of the Exchange Agreement and an Indenture (“Indenture”), dated 3/1/2013, between the Issuer and The Bank of New York Mellon Trust Company, N.A. as trustee. The terms of the Convertible Term Loan provide Master Fund the right, at its election, at any time from time to time, to convert the Convertible Bond, including all accreted interest, on the conversion date into Common Stock at the conversion price of $8.05 per share.

On January 21, 2014, Reporting Person disposed of $500,000 face amount of the Convertible Bond (500 bonds) in an open market sale at a price of $1,050 per bond. On January 22, 2014, Reporting Person disposed of an additional $500,000 face amount of the Convertible Bond (500 bonds) in an open market sale at a price of $1,050 per bond.

The Reporting Persons acquired and hold the Securities for investment purposes and do not have a present intent to acquire or influence control over the business of Issuer. The Reporting Persons may, from time to time, acquire additional Securities or dispose of some or all of their Securities or may continue to hold their Securities depending on the business and market conditions, their continuing evaluation of the business and prospects of Issuer, and other factors. Other than as set forth herein, Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 127537207	SCHEDULE 13D	Page 11 of 15 Pages

Item 5.	Interest in Securities of the Issuer.

(a) According to Issuer’s Form 10-Q filed November 8, 2013, there were 16,152,756 shares of Common Stock outstanding as of November 5, 2013.

(b) Beneficial ownership of Securities by the Reporting Persons is a follows:

Holder	Number	Security
Master Fund and its affiliates	4,531,337	Aggregate shares of Common Stock consisting of:

		3,852,776	Common Stock issuable upon conversion of the Convertible Bond at the conversion price of $8.05 per share (1)

		50,000	Common Stock issuable upon exercise of warrants acquired in October 2012 and restructured in March 2013

		759,492	Common Stock

Steven Lampe	145,508		Common Stock

(1) Includes interest accreted from March 5, 2013 through December 5. 2013 in accordance with the terms of the Convertible Term Loan.

The voting and dispositive power of the Reporting Persons is summarized below:

	Sole Voting	Sole Dispositive	Shared Voting	Shared Dispositive	Percent of Class
Master Fund	0	0	4,531,337	4,531,337	28.05%
Partners	0	0	4,531,337	4,531,337	28.05%
Advisors	0	0	4,531,337	4,531,337	28.05%
Offshore Fund	0	0	4,531,337	4,531,337	28.05%
LC&C	0	0	4,531,337	4,531,337	28.05%
Steven Lampe	145,508	145,508	4,531,337	4,531,337	28.95%
Richard Conway	0	0	4,531,337	4,531,337	28.05%

The Securities, except for the Common Stock owned solely by Steven Lampe, are owned by Master Fund. The Securities may also be deemed to be beneficially owned by the other Reporting Persons by virtue of the following: (i) Partners and Offshore Fund beneficially own 100% of the outstanding shares of Master Fund; (ii) Advisors is the sole general partner of Partners; (iii) LC&C is investment manager to Master Fund, Partners, and Offshore Fund pursuant to certain investment management agreements and shares voting and dispositive power over the Securities; and (iv) Steven Lampe and Richard Conway are the sole managing members of each of Advisors and LC&C and therefore, have indirect voting and dispositive power over Securities held by Master Fund. Each Reporting Person, other than Master Fund, specifically disclaims beneficial ownership of the Securities reported herein except to the extent of his or its pecuniary interest therein, if any.

(c) Except as disclosed in Item 4, the Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

CUSIP No. 127537207	SCHEDULE 13D	Page 12 of 15 Pages

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 127537207	SCHEDULE 13D	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2014

LC Capital Master Fund, Ltd.		LC Capital Partners, LP

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Director		Richard F. Conway, Partner

LC Capital Advisors LLC		LC Capital Offshore Fund Ltd.

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway
	Richard F. Conway, Managing Member		Richard F. Conway, Director

Lampe, Conway & Co., LLC
/s/ Steven G. Lampe
Steven G. Lampe

		By:	/s/ Richard F. Conway
Richard F. Conway, Managing Member

/s/ Richard F. Conway
Richard F. Conway

CUSIP No. 127537207	SCHEDULE 13D	Page 14 of 15 Pages

ANNEX A

MANAGERS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets for the name, principal occupation, citizenship and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Persons indicated below.

LC CAPITAL MASTER FUND, LTD.

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business

Richard F. Conway	Director	Investment Management	United States of America	(1)

Don Seymour	Director	Managing Director of dms Management Ltd.	Cayman Islands	c/o dms Management Ltd. dms House, 20 Genesis Close, P. O. Box 31910 Grand Cayman KY1- 1208 Cayman Islands

Peter Young	Director	President & Chief Operating Officer of Advanced Fund Administration (Cayman) Ltd.	Cayman Islands	Advanced Fund Administration (Cayman) Ltd., 122 Mary Street, 5th Floor, Zephyr House, P. O. Box 1748, Grand Cayman KY1- 1109, Cayman Islands

LC CAPITAL PARTNERS, LP

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
LC Capital Advisors LLC	General Partner	Investment Advice	Delaware	(1)

LC CAPITAL ADVISORS LLC

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
Richard F. Conway	Managing Member	Investment Management	United States of America	(1)
Steven G. Lampe	Managing Member	Investment Management	United States of America	(1)

CUSIP No. 127537207	SCHEDULE 13D	Page 15 of 15 Pages

LC CAPITAL OFFSHORE FUND, LTD.

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
Richard F. Conway	Director	Investment Management	United States of America	(1)

LAMPE, CONWAY & CO., LLC

Name	Title/Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
Richard F. Conway	Managing Member	Investment Management	United States of America	(1)
Steven G. Lampe	Managing Member	Investment Management	United States of America	(1)

(1)	c/o Lampe, Conway & Co., LLC, 680 Fifth Avenue – 12th Floor, New York, New York 10019-5429